SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                  _____________________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      _____________________________________
                         (Title of Class of Securities)

                                    741929103
                                __________________
                                 (CUSIP Number)

                                  April 5, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 28 Pages

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 2 of 28 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  201,783
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            201,783

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,783

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .71%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 3 of 28 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  201,783
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            201,783

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,783

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .71%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 4 of 28 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  201,783
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            201,783

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,783

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .71%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 5 of 28 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  201,783
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            201,783

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,783

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .71%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 6 of 28 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  447,252
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            447,252

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            447,252

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                           [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.57%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 7 of 28 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  201,783
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            201,783

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,783

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .71%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 8 of 28 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 245,469
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   245,469
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            245,469

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                       [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .86%

12       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 9 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  245,469
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            245,469

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            245,469

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .86%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 10 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  245,469
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            245,469

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            245,469

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                    [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .86%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 11 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  384,237
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   384,237
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            384,237

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                    [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.35%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 12 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  174,653
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   174,653
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            174,653

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                        [x]

11       Percent of Class Represented By Amount in Row (9)

                                    0.62%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 13 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  558,890
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   558,890
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,890

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                   [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.97%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 14 of 28 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  558,890
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   558,890
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,890

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [x]

11       Percent of Class Represented By Amount in Row (11)

                                    1.97%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 15 of 28 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  558,890
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  447,252
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   558,890
    With
                           8        Shared Dispositive Power
                                            447,252

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,006,142

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                    [ ]


11       Percent of Class Represented By Amount in Row (9)

                                    3.54%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 16 of 28 Pages


Item 1(a)         Name of Issuer:

                  Primus Telecommunications Group, Incorporated (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1700 Old Meadow Road, Suite 300, Vienna, VA 22102.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     S-C  Phoenix   Holdings,   LLC,  a  Delaware  limited
                           liability company ("Phoenix Holdings");

                  viii)    Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  ix) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  x) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  xi) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  xii) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  xiii) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  xiv)     Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 17 of 28 Pages


                  This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP.

                  This Statement also relates to Shares held for the accounts of Phoenix Holdings, Winston LDC and Winston LLC.

                  Mr. Soros and Winston L.P. are the managing members of Phoenix Holdings, a Delaware limited liability company. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros, Phoenix Holdings and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                                                             Page 18 of 28 Pages


Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii) Phoenix Holdings is a Delaware limited liability company;

                  viii)    Winston L.P. is a Delaware limited partnership;

                  ix)      CFM is a Delaware limited partnership;

                  x) Winston LDC is a Cayman Islands exempted limited duration company;

                  xi)      Winston LLC is a Delaware limited liability company;

                  xii) Chatterjee Advisors is a Delaware limited liability company;

                  xiii)    Chatterjee Management is a Delaware corporation; and

                  xiv)     Dr. Chatterjee is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           741929103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 19 of 28 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of April 13, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 201,783 Shares held for the account of QIP.

                           (ii) Mr. Soros may be deemed the beneficial owner of 447,252 Shares. This number consists of (A) the 201,783 Shares held for the account of QIP and (B) the 245,469 Shares held for the account of Phoenix Holdings.

                           (iii) Each of Phoenix Holdings, Winston L.P. and CFM may be deemed the beneficial owner of the 245,469 Shares held for the account of Phoenix Holdings.

                           (iv) Winston LDC may be deemed the beneficial owner of the 384,237 Shares held for its account.

                           (v) Winston LLC may be deemed the beneficial owner of the 174,653 Shares held for its account.

                           (vi) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 558,890 Shares. This number consists of (A) 384,237 Shares held for the account of Winston LDC and (B) 174,653 Shares held for the account of Winston LLC.

                           (vii) Dr. Chatterjee may be deemed the beneficial owner of 1,006,142 Shares. This number consists of
                           (A) 384,237 Shares held for the account of Winston LDC, (B) 174,653 Shares held for the account of Winston LLC, (C) 245,469 Shares held for the account of Phoenix Holdings and (D) 201,783 Shares held for the account of QIP.

Item 4(b)         Percent of Class:

                           (i) The number of Shares of which each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately .71% of the total number of Shares outstanding.

                           (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 1.57% of the total number of Shares outstanding.

                           (iii) The number of Shares of which each of Phoenix Holdings, Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .86% of the total number of Shares outstanding.

                           (iv) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.35% of the total number of Shares outstanding.

                           (v) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .62% of the total number of Shares outstanding.

                                                             Page 20 of 28 Pages



                           (vi) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 1.97% of the total number of Shares outstanding.

                           (vii) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 3.54% of the total number of Shares outstanding.


Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   201,783

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      201,783

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   201,783

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      201,783

     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   201,783

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      201,783

                                                             Page 21 of 28 Pages



     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   201,783

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      201,783

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   447,252

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      447,252

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   201,783

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      201,783

     Phoenix Holdings
     ----------------

     (i)   Sole power to vote or to direct the vote:                     245,469

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        245,469

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 22 of 28 Pages



     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   245,469

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      245,469

     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   245,469

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      245,469

     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     384,237

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        384,237

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     174,653

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        174,653

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 23 of 28 Pages



     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                     558,890

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        558,890

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                     558,890

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        558,890

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                     558,890

     (ii)  Shared power to vote or to direct the vote:                   447,252

     (iii) Sole power to dispose or to direct the disposition of:        558,890

     (iv)  Shared power to dispose or to direct the disposition of:      447,252

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this  statement  is being filed to report the fact
that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

                                                             Page 24 of 28 Pages


                  (iii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Phoenix Holdings, Winston LDC and Winston LLC. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP and Phoenix Holdings. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Phoenix Holdings and Winston LLC. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Phoenix Holdings and Winston LDC. Each of Winston L.P., CFM and Phoenix Holdings expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston LDC and Winston LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 25 of 28 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 14, 1999               QUANTUM INDUSTRIAL PARTNERS LDC


                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  April 14, 1999               QIH MANAGEMENT INVESTOR, L.P.

                                    By: QIH Management, Inc.,
                                        its General Partner


                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  April 14, 1999               QIH MANAGEMENT, INC.



                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  April 14, 1999               SOROS FUND MANAGEMENT LLC



                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

Date:  April 14, 1999               GEORGE SOROS



                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 26 of 28 Pages




Date:  April 14, 1999               STANLEY F. DRUCKENMILLER



                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  April 14, 1999               S-C PHOENIX HOLDINGS, LLC


                                    By: /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Authorized Person


Date:  April 14, 1999               WINSTON PARTNERS, L.P.

                                    By: Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             Its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 27 of 28 Pages


Date:  April 14, 1999               CHATTERJEE FUND MANAGEMENT, L.P.

                                    By: Purnendu Chatterjee,
                                        its General Partner

                                        By:  /S/ PETER HURWTIZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  April 14, 1999               WINSTON PARTNERS II LDC


                                    By:  /S/ PETER HURWTIZ
                                         ---------------------------------------
                                         Peter Hurwitz
                                         Attorney-in-Fact


Date:  April 14, 1999               WINSTON PARTNERS II LLC

                                    By:  Chatterjee Advisors LLC, its Manager


                                        By:  /S/ PETER HURWTIZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager


Date:  April 14, 1999               CHATTERJEE ADVISORS LLC


                                    By:  /S/ PETER HURWTIZ
                                         ---------------------------------------
                                         Peter Hurwitz
                                         Manager


Date:  April 14, 1999               CHATTERJEE MANAGEMENT COMPANY


                                    By:  /S/ PETER HURWTIZ
                                         ---------------------------------------
                                         Peter Hurwitz
                                         Vice President

                                                             Page 28 of 28 Pages


Date:  April 14, 1999               PURNENDU CHATTERJEE


                                    By:  /S/ PETER HURWTIZ
                                         ---------------------------------------
                                         Peter Hurwitz
                                         Attorney-in-Fact